OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019

Adam W. Finerman
(212) 451-2289
E-mail: afinerman@olshanlaw.com

August 24, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Ameri Holdings, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Ameri Holdings, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing via EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), for the registration of 41,115,518 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), issued or issuable in connection with the Company’s recently completed private placement of Common Stock and warrants for the purchase of Common Stock, as well as one complete copy of the exhibits listed in the Registration Statement as filed therewith.

A wire transfer in payment of the applicable registration fee has been previously sent.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2289).

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

Enclosures
cc:	Mr. Brent Kelton